8-K Exhibit-16.(i)

April 9, 1998

J.D. Elliott & Co., P.C.
8685 Sheridan Drive
Williamsville, NY 14221-6399

Att:  Michael Vanderwerf
Ref: Taylor Devices, Inc.

Gentlemen:

Your firm has been the audit firm for Taylor Devices, Inc. over several years and at least for the past two fiscal years ending with May 31, 1997. Acting upon a recommendation to the Board of Directors by the Company's audit committee, a decision was made to seek the services of another accounting firm to perform the Company's audit work for economic reasons. The Board of Directors has elected to change accounting firms effective April 9, 1998.

Enclosed is a Form 8-K to be filed with the Securities and Exchange Commission. I would ask that you review this document. If there are no disagreements, furnish us with a letter addressed to the Securities and Exchange Commission indicating that you have no disagreement. This letter will be attached as an exhibit to the Form 8-K which the Company will file with the Securities and Exchange Commission, to be received by April 15,1998.

Due to the limited time that we have to file this 8-K, I would ask that this letter be faxed directly to me at 716-694-0216 and the original forwarded to me directly by courier, with your invoice in this matter, at 90 Taylor Drive, P.O. Box 748, North Tonawanda, New York 14120-0748.

Thank you for your past services to the Company and for your immediate attention to this matter.

Sincerely your,
TAYLOR DEVICES, INC.

/s/ Douglas P. Taylor

Douglas P. Taylor
President